EXHIBIT 10.29
SUMMARY OF AIRNET SYSTEMS, INC. 2006 INCENTIVE COMPENSATION PLAN
On March 24, 2006, the Board of Directors of AirNet, upon the recommendation of the Compensation Committee, adopted the 2006 Incentive Compensation Plan (the “2006 Incentive Plan”). The purpose of the 2006 Incentive Plan was to promote the following goals of AirNet for the fiscal year ended December 31, 2006 (the 2006 fiscal year”) by providing incentive compensation to certain employees of AirNet and its subsidiaries:
•	Attaining designated levels of pre-tax income;

•	Improving cash flow and reducing debt;

•	Defining and executing plans to offset expected declines in Bank Services revenues;

•	Reducing the fixed cost structure of AirNet; and

•	Meeting high priority deadlines of AirNet.
Participants in the 2006 Incentive Plan included the following individuals who served as executive officers of AirNet during the 2006 fiscal year: Joel E. Biggerstaff (Chairman of the Board until December 31, 2006 and Chief Executive Officer and President until December 28, 2006), Gary W. Qualmann (Chief Financial Officer, Treasurer and Secretary), Larry M. Glasscock, Jr. (Senior Vice President, Express Services), Jeffery B. Harris (Senior Vice President, Bank Services), Ray L. Druseikis (Controller and Principal Accounting Officer), and Craig A. Leach (Vice President, Information Systems) – as well as certain department managers and department directors. As of the start of the 2006 fiscal year, there were 47 participants in the 2006 Incentive Plan. New employees who qualified for the 2006 Incentive Plan were eligible to participate on the first day of the calendar quarter following their date of hire. There were 46 participants who received payments under the 2006 Incentive Plan, including Mr. Biggerstaff. There were also 32 non-participants who received discretionary awards totaling approximately $75,000.
Payments under the 2006 Incentive Plan were based upon a combination of AirNet’s pre-tax income (as determined under the terms of the 2006 Incentive Plan) for the 2006 fiscal year, the operating performance of AirNet’s Delivery Services and Passenger Charter Services business segments, and the achievement of personal goals assigned to each participant. The Compensation Committee approved the personal goals for executive officers and reviewed the personal goals for other participants. The personal goals approved by the Compensation Committee for each of the executive officers related to specific business objectives related to general business operations (e.g., regulatory compliance, expense reductions, etc.) and each business segment (e.g., execution of specific contracts with customers and vendors, cost reductions, service improvements, etc.).
No incentive compensation was to be paid under the 2006 Incentive Plan unless AirNet achieved a designated threshold level of pre-tax income for the 2006 fiscal year. If the designated threshold level were achieved, incentive compensation payments would increase based upon predetermined pre-tax income levels until a maximum aggregate amount of $1.9 million in incentive compensation payments was reached. After the overall amount of incentive compensation was determined based upon AirNet’s pre-tax income for the 2006 fiscal year, incentive compensation was allocated to individual participants based upon the following four factors: (i) level of pre-tax income attained by AirNet; (ii) level of contribution margin attained by Delivery Services as compared to certain predetermined levels; (iii) levels of contribution margin attained by Passenger Charter Services as compared to certain predetermined levels; and (iv) attainment of personal goals.
Originally, a participant’s maximum incentive compensation payment was to range from 20% to 100% of the participant’s base salary, depending upon such participant’s level of responsibility for achieving AirNet’s goals for the 2006 fiscal year. Twenty percent of each participant’s incentive compensation payments was to be based upon the participant’s achievement of pre-established personal goals. The remaining 80% of each participant’s incentive compensation payment was to be based upon a combination of the other three factors discussed above, which were allocated to each participant based upon such participant’s overall responsibility for attaining the designated levels of AirNet’s pre-tax income and contribution margins for the Delivery Services and Passenger Charter Services business segments.
In the event the incentive compensation payments otherwise available for payment under the 2006 Incentive Plan based upon AirNet’s level of pre-tax income were not paid to certain participants as a result of those participants’ failure to attain their personal goals or AirNet’s failure to attain the predetermined levels of budgeted contribution margins in Delivery Services or Passenger Charter Services, such unpaid amounts could have been awarded at the discretion of the Compensation Committee to participants in the 2006 Incentive Plan or to other employees of AirNet not participating in the 2006 Incentive Plan.

Except for payments to the executive officers, payments under the 2006 Incentive Plan were paid in quarterly payments commencing with the second quarter of the 2006 fiscal year based upon AirNet’s year-to-date financial performance. Except as described below with respect to Mr. Biggerstaff, payments of incentive compensation to executive officers were made in March 2007 based upon AirNet’s performance and each executive officer’s performance for the 2006 fiscal year. Except as described below with respect to Mr. Biggerstaff, in order to receive payment, a participant must have been actively employed by AirNet at the time the payment was made.
On November 8, 2006, the AirNet Board of Directors, upon the recommendation of the Compensation Committee, adopted the following amendments to the 2006 Incentive Plan: (i) for purposes of computing the pre-tax income of AirNet for the 2006 fiscal year for purposes of the 2006 Incentive Plan, the $24.6 million non-cash impairment charge recorded by AirNet in the third quarter of the 2006 fiscal year was to be disregarded and AirNet’s pre-tax income for the 2006 fiscal year was to be computed as if no impairment charge had been incurred; (ii) the incentive compensation payable under the 2006 Incentive Plan to each of AirNet’s officers, Joel E. Biggerstaff, Gary W. Qualmann, Larry M. Glasscock, Jr., Jeffery B. Harris, Ray L. Druseikis and Craig A. Leach, was to be reduced to 60% of the amount each such officer would otherwise have been entitled to receive under the 2006 Incentive Plan; (iii) for purposes of the 2006 Incentive Plan, the gain on the sale of Jetride’s passenger charter business was to be excluded from the computation of AirNet’s pre-tax income for the 2006 fiscal year; and (iv) Jetride’s targeted pre-tax income for the fourth quarter of 2006 was to be disregarded for purposes of the 2006 Incentive Plan and the predetermined pre-tax income level at which the maximum incentive compensation payout would be reached under the 2006 Incentive Plan was to be reduced by a comparable amount.
As previously reported, under the terms of the Separation Agreement and General Release, dated as of December 28, 2006 (the “Separation Agreement”), between AirNet and Mr. Biggerstaff, the incentive compensation payable under the 2006 Incentive Plan to Mr. Biggerstaff was calculated without regard to his personal goals for the 2006 fiscal year and, with respect to the financial performance criteria, on an equitable basis with the other executive officers of AirNet. While AirNet exceeded the level of pre-tax income at which the maximum incentive compensation payments could be achieved, AirNet did not attain its pre-determined goal for contribution margin for Passenger Charter Services. Accordingly, Mr. Biggerstaff was not entitled to the 20% of his incentive compensation potential based upon the performance of AirNet’s Passenger Charter Services business. Mr. Biggerstaff was paid 60% of his remaining 80% incentive compensation potential, or $156,000, after applying the 60% limitation described above.
After reviewing AirNet’s pre-tax income, the operating performance of AirNet’s various business components and the level of achievement of the personal goals assigned to each executive officer, at a meeting of the Compensation Committee held on February 27, 2007, the Compensation Committee asked Mr. Parker, AirNet’s Chairman of the Board and Chief Executive Officer, to recommend additional discretionary awards to officers, other participants in the 2006 Incentive Plan, and certain other employees who were not participants in the 2006 Incentive Compensation Plan. The Compensation Committee met again on March 5, 2007 and approved discretionary awards recommended by Mr. Parker in the amount of $283,000. The amounts of such discretionary awards were based upon the contributions such officers, participants and other employees made to the operating performance of AirNet during fiscal year 2006, as determined by Mr. Parker. Because of such discretionary incentive compensation awards, the total incentive compensation payments made to certain executive officers of AirNet exceeded the amounts that otherwise would have been paid given the 60% limitation described above.
During the 2006 fiscal year and the fiscal quarter ending March 31, 2007, AirNet made payments under the terms of the 2006 Incentive Plan in the aggregate amount of approximately $1.5 million, which included $156,000 paid to Mr. Biggerstaff as described above. In March of 2007, the following executive officers of AirNet were paid the following amounts under the 2006 Incentive Plan: Jeffery B. Harris- $160,000; Gary W. Qualmann — $136,750; Larry M. Glasscock, Jr. — $125,000; Craig A. Leach — $66,464; and Ray L. Druseikis -$46,550.